

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2024

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

> **Re: Alps Global Holding Pubco**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted October 2, 2024**
> **CIK No. 0002025774**

Dear Say Leong Lim and Tham Seng Kong:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-4

Cover Page

1.   We note your revised disclosure in response to previous comment 1. Please expand your disclosure to note the $3.55 million in promissory notes Globalink issued to PGM that are repayable upon consummation of an initial business combination. In this regard, we note that you disclose elsewhere that PGM is an affiliate of the Sponsor.

Escrow Agreement, page 114

2.   We note your revised disclosure in response to previous comment 5 and your statement that "[t]he Alps Holdco Shareholders will remain liable for any indemnification claims made after the Escrow Expiry Date." On page 109, you note that "[e]xcept for fraud claims, the maximum aggregate amount of indemnification payments shall not exceed the amount of the Escrow Property in the Escrow Account at such time." Assuming all of the Escrow Property is distributed to the Alps Holdco Shareholders after the Escrow Expiry Date, it would appear that, other than fraud claims, the maximum amount of indemnification payments would be zero given there would no longer be any Escrow Property in the Escrow Account at such time. If true, please note this in your disclosure and explain the impact it would have on the Alps Holdco Shareholders indemnification liability after the Escrow Expiry Date.

Background of the Business Combination
Forecasted Discounted Cashflow, page 122

3.   You disclose here that Alps used the estimated management accounts for the year ended March 31, 2024 as the base for the forecast, while the percentages of revenue and costs averages are from Alps' historical financial statements for the fiscal years ended March 31, 2021, 2022 and 2023. Please provide a detailed explanation of your basis for revenue growth in light of the significant revenue decline in fiscal 2024. You also disclose under the Fairness Opinion at pages 128-133 that Alps Holdco was still early-stage, and the revenue trajectory is based on key regulatory approval milestones being achieved. Please expand your disclosures to provide the details of your revenue growth assumptions including the related regulatory approval milestones expected. In that regard, we note your disclosures that the forecasts represents the views of the management and board of directors of Alps as of the date of this proxy statement/prospectus. Refer to Item 1609(b) of Regulation S-K.

4.   We note the disclosure that "The management and board of directors of Alps have reviewed and affirmed the forecasts and that the forecasts represents the views of the management and board of directors of Alps as of the date of this proxy statement/prospectus." Revise to specifically disclose whether or not Alps has affirmed to Globalink that its projections reflect the view of management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of Alps''s management or board of directors (or similar governing body) regarding its future performance as of the most recent

practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. Refer to Item 1609(c) of Regulation S-K.

Peer Price/Revenue Multiples, page 123

5.   Despite the peer companies appearing to have reported significantly higher revenue and earnings, Alps' market cap/revenue ratio appears to be significantly higher than the peers listed here, and their average. Please disclose your basis for selecting the peer companies, how management and the board used and relied on this financial metric, and any potential limitation on its usefulness.

mRNA (Diagnostic), page 197

6.   We note your response to previous comment 19 and the revised disclosure that the "Panel is not a standalone diagnostic tool and does not detect the presence of such 31 diseases. Instead, the data and information provided by the Panel, when integrated with additional bioinformatic data sequenced by MyGenome, will enhance its predictive ability." You further disclose that in addition to using the Panel to develop the mRNA diagnostic products, MyGenome also uses the Panel to provide genetic screening services in its wellness clinic. Please revise your disclosure to clarify whether you have any formal agreements with the manufacturer of the Panel.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Alps, page 225

7.   We note your response to comment 21. Your disclosures continue to indicate that certain expenses, particularly salaries and payroll costs, are not individually tracked. However, we now note that total research expenses for all pipelines equals the total research expenses amount as a component of Administrative expenses; therefore it appears that these costs have been allocated or are included in another component of Administrative expenses. Please advise and correspondingly clarify your disclosures.

Unaudited Pro Forma Condensed Combined Financial Information, page 240

8.   We note your response to comment 24. As discussed in your Anticipated Accounting Treatment disclosures in the filing including on page 43, the deemed costs of the shares issued by PubCo in excess of the net assets of Globalink will be accounted for as stock-based compensation under IFRS 2. In this regard, it remains unclear why you would not have also considered IFRS 2 in accounting for the corresponding earnout shares. Please further advise. In regards to your reference to IAS 32, please help us understand how you determined the earnout shares were not subject to a contingent settlement feature (*i.e.*, a price adjustment mechanism) rather than a contractual obligation to issue a variable number of equity instruments. Please also clarify if there are any situations in which this earnout provision could be settled in cash or another financial asset. Refer to paragraphs 20, 21, and 25 of IAS 32.

Financial Statements, page F-1

9.   We note your response to comment 27. Please address the following:
   - Please help us understand how you determined that Alps Life Sciences Inc. rather than Alps Global Holding Berhad is the operating company for purposes of Item 1601(d) of Regulation S-K and therefore included as the co-registrant. Refer to General Instruction I to the Form F-4. Please also address what consideration was given to providing the financial statements of Alps Life Sciences Inc. as the co-registrant; and
   - We note that Alps Life Sciences Inc. was incorporated in the Cayman Islands on April 11, 2024. It appears that your response is indicating that the pro forma financial information does reflect the common control transaction between Alps Life Sciences Inc. and Alps Global Holding Berhad. Please further clarify in your disclosures.

Alps Global Holding Berhad Consolidated Statement of Financial Position, page F-61

10.   There appear to be revisions made to the audited balance sheet as of March 31, 2024 as well as the audited statement of cash flows for the year ended March 31, 2024. The revised amounts include total current assets, total noncurrent assets, and total current liabilities amounts. Please help us understand the nature of these revisions and whether these represent corrections of errors as addressed in IAS 8.41 through 49. If these adjustments are a correction of an error, please address your consideration of the disclosures required by IAS 8.49. Please also have your auditor address the related impact to their auditor report.

Note 1. Corporate Information, page F-68

11.   We note your response to comment 28. As noted in IAS 28.5, it is presumed that an entity has significant influence if it holds directly or indirectly 20 percent or more of the voting power of the investee. In this regard, please provide us with a comprehensive analysis addressing each of the factors listed under IAS 28.6 explaining how you determined that you do not have significant influence. We also note that a director of the company also holds a 40.5% stake in Cilo Cybin. Please address your consideration of this factor as well in your analysis.

Note 13. Related Party Transactions, page F-85

12.   We note your response to comment 30. As previously requested, please also address when you expect to settle any related party amounts due and the nature of the consideration to be provided in settlement of any outstanding balances. Please also address why there do not appear to be any disclosures in the notes to the financial statements related to the patent license agreement with Dr. Tham Seng Kong as disclosed at page 217.

        Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jenny Chen-Drake, Esq.